July 21, 2015

Mr. Jason P. Fox

U.S. Securities and Exchange Commission

Division of Investment Management, Insured Investments Office

100 F Street N.E.

Washington DC 20549

Re: Nuveen Closed-End and Open-End Funds - Sarbanes Oxley Review

Dear Mr. Fox:

This letter addresses the comments you provided in a telephone discussion on June 18, 2015, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of certain regulatory filings made by closed-end and open-end registered investment companies (“funds”) advised by Nuveen Fund Advisors, LLC (“NFAL”). Each comment is shown below followed by our response. Unless otherwise noted, the responses relate to all funds listed on Appendix A attached hereto.

1)

Comment: For the Nuveen Dividend Value Fund, the shareholder report cover has the incorrect ticker symbol for Class R6 Shares. The ticker symbol is currently FFEIX and should be FFEFX. Please correct in future filings.

Response: We agree with the SEC Staff’s comment and corrected the Fund’s ticker symbol effective with the Fund’s April 30, 2015 semi-annual report.

2)

Comment: For those funds that invested significantly in derivatives during their fiscal year, management’s discussion of fund performance (“MDFP”) should discuss how the derivatives affected fund performance.

Response: As we indicated to you on our recent call, we received a similar comment during the SEC Staff’s last review in 2012, at which time we responded that we had expanded our disclosure in the MDFPs to include how a fund’s use of derivatives impacted performance during the reporting period if the fund used derivatives as a form of leverage and/or if the fund’s use of derivatives had a material impact on its performance. Examples of the funds’ most recent derivatives disclosures are as follows:

April 30, 2015 annual report for Nuveen Short Duration High Yield Municipal Bond Fund

“We owned interest rate swaps to modestly reduce the portfolio’s duration. By relying on hedges to manage sensitivity to changes in rates, we were able to be more deliberate about the securities we chose to own in the Fund. As expected in light of the overall drop in interest rates, however, these swaps hurt the Fund’s performance in absolute terms.”

March 31, 2015 annual report for Nuveen Build America Bond Fund (NBB) and Nuveen Build America Bond Opportunity Fund (NBD)

“However, because NBB and NBD also were using swaps to shorten long term interest rates at a time when rates were falling, the use of swaps had a negative impact on the Funds’ total return performance for the reporting period. This impact was greater in NBD, which made greater use of derivatives.”

March 31, 2015 semi-annual report for Nuveen Tactical Market Opportunities Fund

“Throughout the reporting period, we continued to use equity, interest rate and currency futures contracts, which were used to manage country and style exposures as well as implement various absolute return, tactical market and hedging strategies in the Fund. We also utilized equity put and call options to generate returns and manage the Fund. These put and call options were used to implement views on the direction of implied market volatility as well as hedge against a decline or increase in the market, respectively. Overall, these derivative positions were meaningful contributors to performance during the reporting period.”

February 28, 2015 semi-annual report for Nuveen Strategy Balanced Allocation Fund

“Throughout the reporting period, we also tactically used equity and fixed income futures to adjust the Fund’s mix. Due to generally higher equity prices and fluctuating interest rates, the futures contracts had a moderately negative impact on performance as gains in large- and mid-cap futures were offset by small-cap short futures losses.”

January 31, 2015 semi-annual report for Nuveen Senior Income Fund (NSL), Nuveen Floating Rate Income Fund (JFR), Nuveen Floating Rate Income Opportunity Fund (JRO), Nuveen Short Duration Credit Opportunities Fund (JSD) and Nuveen Credit Strategies Income Fund (JQC)

“The Funds also used interest rate swap contracts to partially fix the interest cost of leverage, which as mentioned previously, is through bank borrowings and/or VRTP Shares. During the reporting period, NSL, JFR, JRO and JQC unwound their respective swap contracts. JSD began the reporting period with three swap contracts, one of which matured and another was unwound prior to the end of the reporting period. The swap contracts held by NSL, JFR, JRO and JQC had an overall negligible impact on Fund performance, while JSD’s swap contracts detracted modestly from overall Fund performance.”

December 31, 2014 semi-annual report for Nuveen Global Total Return Bond Fund

“During the reporting period, we also continued to utilize various derivative instruments. We used foreign currency exchange contracts to gain exposure to selected foreign currencies, as well as in some cases to hedge the currency risk present in a foreign bond. The overall effect of these contracts was positive as the majority of the positions were used for hedging purposes during the reporting period as the U.S. dollar rallied. These derivative exposures are integrated with the overall portfolio construction and as such losses and gains may be naturally related to and/or may offset impacts elsewhere in the portfolio. We used U.S. Treasury futures and Eurodollar futures as part of an overall portfolio construction strategy to manage portfolio duration and yield curve exposure; used selected foreign bond futures to actively manage exposure to those markets. The effect of these activities in the period was negative. These derivative exposures are integrated with the overall portfolio construction and as such losses and gains may be naturally related to and/or may offset impacts elsewhere in the portfolio. We used interest rate swaps as part of an overall portfolio construction strategy to manage duration and overall portfolio yield curve exposure. The swap positions detracted slightly from performance during the period. In addition, we entered into High Yield CDX swaps as a way to take on credit risk and earn a commensurate credit spread. The effect of these activities on performance was negligible during the period, as the positions were minimal. These derivative exposures are integrated with the overall portfolio construction and as such losses and gains may be naturally related to and/or may offset impacts elsewhere in the portfolio.”

Management continuously monitors disclosures regarding the funds’ uses of derivatives, striving to provide what we believe to be the best explanation to readers of the funds’ financial statements.

3)

Comment: The portfolio of investments included within the shareholder reports for several open-end funds disclose a money market fund holding in Mount Vernon Securities Lending Trust Prime Portfolio (“Mount Vernon”). When recalculating the net asset value (“NAV”) per share of Mount Vernon as of June 30, 2014 in the Nuveen Strategic Income Fund’s annual report, as noted in the table below, the NAV per share does not equal $1.00. Disclose the NAV of such shares or explain why the NAV is not $1.00.

Shares	Description	Value	NAV per Share
84,532,292	Mount Vernon Securities Lending Trust Prime Portfolio	$85,180,247	$1.01

Response: The shares disclosed as of June 30, 2014 in the Nuveen Strategic Income Fund’s annual report were incorrect. The correct shares are $85,180,247, and as such, the NAV per share is $1.00.

4)

Comment: Within the funds’ shareholder reports, the fair value measurements disclosures included within the notes to financial statements do not always indicate whether or not the funds had a transfer of securities between the three-tiered hierarchy of valuation input levels (Level 1, Level 2 and/or Level 3). In future shareholder reports, the fair value measurements disclosures should include whether or not such transfers occurred.

Response: As we indicated to you on our recent call, in the preparation of the relevant valuation footnote disclosure for a fund, we identify all of the transfers between the three-tiered hierarchy of valuation input levels (Level 1, Level 2 and/or Level 3). However, for reporting in the financial statements we have established a de minimis floor below which we would not provide the expanded disclosures in the footnotes. In discussion with other industry participants, we believe this is a common practice followed by others in the industry. In establishing a de minimis floor, we believe it provides the reader of the financial statements a clearer picture of significant transfers between levels. We further believe that this is consistent with GAAP which provides that accounting standards do not apply to immaterial items. Therefore we believe our current disclosure practice provides the reader with the necessary information to conclude that no material transfers have occurred during the period.

5)	Comment: Within several of the funds’ shareholder reports, the notes to financial statements include disclosures pertaining to agreements with the adviser for which the adviser agreed to reimburse and/or waive charges to the fund(s) for certain fees and/or expenses. Please confirm that it is not the adviser’s policy to recoup from the funds any amounts waived and/or reimbursed in prior periods during future periods.

Response: NFAL, the funds’ adviser, does not have, and does not currently intend to have, a policy to recoup from the funds during future fiscal years any amounts waived and/or reimbursed in prior fiscal years.

6)	Comment: Within several of the funds’ shareholder reports, the notes to financial statements include disclosures for mergers that occurred during the fiscal period. However, those funds that were acquired have not yet completed a Form N-8F filing. Please review the funds that recently ceased operations and complete a Form N-8F filing accordingly.

Response: The SEC Staff is correct in identifying funds that have ceased operations, but had not yet completed a Form N-8F filing. We have identified and completed a Form N-8F filing for each of the funds listed in the table below.

Fund Name	Ticker Symbol	CIK	File Number	Date Form N-8F Filed with SEC
Nuveen Pennsylvania Premium Income Municipal Fund 2	NPY	0000897427	811-07482	June 25, 2015
Nuveen Pennsylvania Dividend Advantage Municipal Fund	NXM	0001087787	811-09457	June 25, 2015
Nuveen Pennsylvania Dividend Advantage Municipal Fund 2	NVY	0001158729	811-10549	June 25, 2015
Nuveen Massachusetts Dividend Advantage Municipal Fund	NMB	0001090120	811-09451	June 25, 2015
Nuveen Massachusetts AMT-Free Municipal Income Fund	NGX	0001196366	811-21216	June 25, 2015
Nuveen California Performance Plus Municipal Fund, Inc.	NCP	0000856227	811-05930	June 25, 2015
Nuveen California Municipal Market Opportunity Fund, Inc.	NCO	0000862313	811-06081	June 25, 2015
Nuveen California Investment Quality Municipal Fund, Inc.	NQC	0000868440	811-06177	June 25, 2015
Nuveen California Select Quality Municipal Fund, Inc.	NVC	0000874142	811-06294	June 25, 2015
Nuveen California Quality Income Municipal Fund, Inc.	NUC	0000879826	811-06425	June 25, 2015
Nuveen California Premium Income Municipal Fund	NCU	0000905000	811-07720	June 25, 2015
Nuveen New Jersey Investment Quality Municipal Fund, Inc.	NQJ	0000870778	811-06264	June 25, 2015
Nuveen New Jersey Premium Income Municipal Fund, Inc.	NNJ	0000890898	811-07118	June 25, 2015
Nuveen New Jersey Dividend Advantage Municipal Fund 2	NUJ	0001161070	811-10551	June 25, 2015
Nuveen Global Income Opportunities Fund	JGG	0001359816	811-21893	June 25, 2015
Nuveen Diversified Currency Opportunities Fund	JGT	0001390109	811-22018	June 25, 2015
Nuveen Equity Premium Opportunity Fund	JSN	0001308658	811-21674	June 25, 2015
Dow 30SM Premium & Dividend Income Fund Inc.	DPD	0001314128	811-21708	June 25, 2015
Dow 30SM Enhanced Premium & Income Fund Inc.	DPO	0001390840	811-22029	June 25, 2015
NASDAQ Premium Income & Growth Fund Inc.	QQQX	0001381186	811-21983	June 25, 2015
Nuveen Equity Premium Advantage Fund	JLA	0001320492	811-21731	June 25, 2015

7)	Comment: For the Form N-SAR filing identified in the table below, the filing indicates that there was a change in auditor from Ernst & Young LLP (“EY”) to KPMG, LLP during the fiscal period, but the letter from EY is not included as an exhibit to the filing. Amend the Form N-SAR filing to include the letter from EY.

File Number	Registrant	Date Filed
811-09037	Nuveen Investment Trust III	December 1, 2014

Response: Management amended the Form N-SAR filing for the Trust in the aforementioned table on July 16, 2015, to include the letter from EY within Exhibit 77K.

Appendix A

				CIK or	SEC File
	Registrant	Fund Name	Ticker	Series ID	Number
1	Nuveen Investment Funds, Inc.	Nuveen Core Bond Fund		S000005548	811-05309
2	Nuveen Investment Funds, Inc.	Nuveen Core Plus Bond Fund		S000005578	811-05309
3	Nuveen Investment Funds, Inc.	Nuveen Dividend Value Fund		S000005579	811-05309
4	Nuveen Investment Funds, Inc.	Nuveen Equity Index Fund		S000005580	811-05309
5	Nuveen Investment Funds, Inc.	Nuveen Global Infrastructure Fund		S000020012	811-05309
6	Nuveen Investment Funds, Inc.	Nuveen High Income Bond Fund		S000005544	811-05309
7	Nuveen Investment Funds, Inc.	Nuveen Inflation Protected Securities Fund		S000005545	811-05309
8	Nuveen Investment Funds, Inc.	Nuveen Intermediate Government Bond Fund		S000005546	811-05309
9	Nuveen Investment Funds, Inc.	Nuveen Large Cap Growth Opportunities Fund		S000005550	811-05309
10	Nuveen Investment Funds, Inc.	Nuveen Large Cap Select Fund		S000005551	811-05309
11	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Growth Opportunities Fund		S000005553	811-05309
12	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Index Fund		S000005555	811-05309
13	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Value Fund		S000005556	811-05309
14	Nuveen Investment Funds, Inc.	Nuveen Minnesota Intermediate Municipal Bond Fund		S000005558	811-05309
15	Nuveen Investment Funds, Inc.	Nuveen Minnesota Municipal Bond Fund		S000005559	811-05309
16	Nuveen Investment Funds, Inc.	Nuveen Nebraska Municipal Bond Fund		S000005560	811-05309
17	Nuveen Investment Funds, Inc.	Nuveen Oregon Intermediate Municipal Bond Fund		S000005562	811-05309
18	Nuveen Investment Funds, Inc.	Nuveen Real Asset Income Fund		S000033768	811-05309
19	Nuveen Investment Funds, Inc.	Nuveen Real Estate Securities Fund		S000005563	811-05309
20	Nuveen Investment Funds, Inc.	Nuveen Short Term Bond Fund		S000005566	811-05309
21	Nuveen Investment Funds, Inc.	Nuveen Short Term Municipal Bond Fund		S000005564	811-05309
22	Nuveen Investment Funds, Inc.	Nuveen Small Cap Growth Opportunities Fund		S000005567	811-05309
23	Nuveen Investment Funds, Inc.	Nuveen Small Cap Index Fund		S000005568	811-05309
24	Nuveen Investment Funds, Inc.	Nuveen Small Cap Select Fund		S000005569	811-05309
25	Nuveen Investment Funds, Inc.	Nuveen Small Cap Value Fund		S000005570	811-05309
26	Nuveen Investment Funds, Inc.	Nuveen Strategic Income Fund		S000005573	811-05309
27	Nuveen Investment Funds, Inc.	Nuveen Tactical Market Opportunities Fund		S000027104	811-05309
28	Nuveen Investment Trust	Nuveen Concentrated Core Fund		S000040902	811-07619
29	Nuveen Investment Trust	Nuveen Core Dividend Fund		S000040903	811-07619
30	Nuveen Investment Trust	Nuveen Equity Market Neutral Fund		S000040904	811-07619
31	Nuveen Investment Trust	Nuveen Global Tactical Opportunities Plus Fund		S000041890	811-07619
32	Nuveen Investment Trust	Nuveen Global Total Return Bond Fund		S000034786	811-07619
33	Nuveen Investment Trust	Nuveen Intelligent Risk Conservative Allocation Fund		S000036970	811-07619
34	Nuveen Investment Trust	Nuveen Intelligent Risk Growth Allocation Fund		S000036968	811-07619
35	Nuveen Investment Trust	Nuveen Intelligent Risk Moderate Allocation Fund		S000036969	811-07619
36	Nuveen Investment Trust	Nuveen Large Cap Core Fund		S000040905	811-07619
37	Nuveen Investment Trust	Nuveen Large Cap Core Plus Fund		S000040906	811-07619
38	Nuveen Investment Trust	Nuveen Large Cap Growth Fund		S000040907	811-07619
39	Nuveen Investment Trust	Nuveen Large Cap Value Fund		S000000602	811-07619
40	Nuveen Investment Trust	Nuveen NWQ Global Equity Fund		S000044763	811-07619
41	Nuveen Investment Trust	Nuveen NWQ Global Equity Income Fund		S000026520	811-07619
42	Nuveen Investment Trust	Nuveen NWQ Large-Cap Value Fund		S000014608	811-07619
43	Nuveen Investment Trust	Nuveen NWQ Multi-Cap Value Fund		S000000605	811-07619
44	Nuveen Investment Trust	Nuveen NWQ Small/Mid-Cap Value Fund		S000014609	811-07619
45	Nuveen Investment Trust	Nuveen NWQ Small-Cap Value Fund		S000000606	811-07619
46	Nuveen Investment Trust	Nuveen Tradewinds Value Opportunities Fund		S000000607	811-07619
47	Nuveen Investment Trust	Nuveen U.S. Infrastructure Bond Fund		S000045412	811-07619
48	Nuveen Investment Trust II	Nuveen Equity Long/Short Fund		S000024570	811-08333
49	Nuveen Investment Trust II	Nuveen Global Growth Fund		S000024097	811-08333
50	Nuveen Investment Trust II	Nuveen Growth Fund		S000008517	811-08333
51	Nuveen Investment Trust II	Nuveen International Growth Fund		S000024098	811-08333
52	Nuveen Investment Trust II	Nuveen Santa Barbara Dividend Growth Fund		S000008519	811-08333
53	Nuveen Investment Trust II	Nuveen Santa Barbara Global Dividend Growth Fund		S000037309	811-08333
54	Nuveen Investment Trust II	Nuveen Santa Barbara International Dividend Growth Fund		S000037310	811-08333
55	Nuveen Investment Trust II	Nuveen Symphony Mid-Cap Core Fund		S000012453	811-08333

Appendix A (continued)

				CIK or	SEC File
	Registrant	Fund Name	Ticker	Series ID	Number
56	Nuveen Investment Trust II	Nuveen Tradewinds Global All-Cap Fund		S000008516	811-08333
57	Nuveen Investment Trust II	Nuveen Symphony Dynamic Equity Fund		S000043130	811-08333
58	Nuveen Investment Trust II	Nuveen Symphony Large-Cap Growth Fund		S000014594	811-08333
59	Nuveen Investment Trust II	Nuveen Symphony Low Volatility Equity Fund		S000018484	811-08333
60	Nuveen Investment Trust II	Nuveen Symphony Small Cap Core Fund		S000043129	811-08333
61	Nuveen Investment Trust II	Nuveen Tradewinds Emerging Markets Fund		S000024424	811-08333
62	Nuveen Investment Trust II	Nuveen Tradewinds International Value Fund		S000000610	811-08333
63	Nuveen Investment Trust II	Nuveen Tradewinds Japan Fund		S000024425	811-08333
64	Nuveen Investment Trust II	Nuveen Winslow Large-Cap Growth Fund		S000025526	811-08333
65	Nuveen Investment Trust II	Nuveen Symphony International Equity Fund		S000022314	811-08333
66	Nuveen Investment Trust III	Nuveen Symphony Credit Opportunities Fund		S000028810	811-09037
67	Nuveen Investment Trust III	Nuveen Symphony Dynamic Credit Fund		S000043131	811-09037
68	Nuveen Investment Trust III	Nuveen Symphony Floating Rate Income Fund		S000032446	811-09037
69	Nuveen Investment Trust III	Nuveen Symphony High Yield Bond Fund		S000039257	811-09037
70	Nuveen Investment Trust V	Nuveen Gresham Diversified Commodity Strategy Fund		S000037640	811-21979
71	Nuveen Investment Trust V	Nuveen Gresham Long/Short Commodity Strategy Fund		S000037641	811-21979
72	Nuveen Investment Trust V	Nuveen NWQ Flexible Income Fund		S000027100	811-21979
73	Nuveen Investment Trust V	Nuveen Preferred Securities Fund		S000015514	811-21979
74	Nuveen Managed Accounts Portfolios Trust	Municipal Total Return Managed Accounts Portfolio		S000017347	811-22023
75	Nuveen Multistate Trust I	Nuveen Arizona Municipal Bond Fund		S000000545	811-07747
76	Nuveen Multistate Trust I	Nuveen Colorado Municipal Bond Fund		S000000546	811-07747
77	Nuveen Multistate Trust I	Nuveen Maryland Municipal Bond Fund		S000000548	811-07747
78	Nuveen Multistate Trust I	Nuveen New Mexico Municipal Bond Fund		S000000549	811-07747
79	Nuveen Multistate Trust I	Nuveen Pennsylvania Municipal Bond Fund		S000000550	811-07747
80	Nuveen Multistate Trust I	Nuveen Virginia Municipal Bond Fund		S000000551	811-07747
81	Nuveen Multistate Trust II	Nuveen California High Yield Municipal Bond Fund		S000008513	811-07755
82	Nuveen Multistate Trust II	Nuveen California Municipal Bond Fund		S000000552	811-07755
83	Nuveen Multistate Trust II	Nuveen Connecticut Municipal Bond Fund		S000000554	811-07755
84	Nuveen Multistate Trust II	Nuveen Massachusetts Municipal Bond Fund		S000000555	811-07755
85	Nuveen Multistate Trust II	Nuveen New Jersey Municipal Bond Fund		S000000557	811-07755
86	Nuveen Multistate Trust II	Nuveen New York Municipal Bond Fund		S000000558	811-07755
87	Nuveen Multistate Trust III	Nuveen Georgia Municipal Bond Fund		S000000560	811-07943
88	Nuveen Multistate Trust III	Nuveen Louisiana Municipal Bond Fund		S000000561	811-07943
89	Nuveen Multistate Trust III	Nuveen North Carolina Municipal Bond Fund		S000000562	811-07943
90	Nuveen Multistate Trust III	Nuveen Tennessee Municipal Bond Fund		S000000563	811-07943
91	Nuveen Multistate Trust IV	Nuveen Kansas Municipal Bond Fund		S000000596	811-07751
92	Nuveen Multistate Trust IV	Nuveen Kentucky Municipal Bond Fund		S000000597	811-07751
93	Nuveen Multistate Trust IV	Nuveen Missouri Municipal Bond Fund		S000000599	811-07751
94	Nuveen Multistate Trust IV	Nuveen Ohio Municipal Bond Fund		S000000600	811-07751
95	Nuveen Multistate Trust IV	Nuveen Wisconsin Municipal Bond Fund		S000000601	811-07751
96	Nuveen Multistate Trust IV	Nuveen Michigan Municipal Bond Fund		S000000598	811-07751
97	Nuveen Municipal Trust	Nuveen All-American Municipal Bond Fund		S000000286	811-07873
98	Nuveen Municipal Trust	Nuveen High Yield Municipal Bond Fund		S000000289	811-07873
99	Nuveen Municipal Trust	Nuveen Inflation Protected Municipal Bond Fund		S000030344	811-07873
100	Nuveen Municipal Trust	Nuveen Intermediate Duration Municipal Bond Fund		S000000285	811-07873
101	Nuveen Municipal Trust	Nuveen Limited Term Municipal Bond Fund		S000000288	811-07873
102	Nuveen Municipal Trust	Nuveen Short Duration High Yield Municipal Bond Fund		S000039680	811-07873
103	Nuveen Municipal Trust	Nuveen Strategic Municipal Opportunities Fund		S000047609	811-07873
104	Nuveen Strategy Funds, Inc.	Nuveen Strategy Aggressive Growth Allocation Fund		S000005662	811-07687
105	Nuveen Strategy Funds, Inc.	Nuveen Strategy Balanced Allocation Fund		S000005663	811-07687
106	Nuveen Strategy Funds, Inc.	Nuveen Strategy Conservative Allocation Fund		S000005665	811-07687
107	Nuveen Strategy Funds, Inc.	Nuveen Strategy Growth Allocation Fund		S000005664	811-07687
108	Diversified Real Asset Income Fund	Diversified Real Asset Income Fund	DRA	0001598085	811-22936
109	Nuveen All Cap Energy MLP Opportunities Fund	Nuveen All Cap Energy MLP Opportunities Fund	JMLP	0001582817	811-22877
110	Nuveen AMT-Free Municipal Income Fund	Nuveen AMT-Free Municipal Income Fund	NEA	0001195737	811-21213

Appendix A (continued)

				CIK or	SEC File
	Registrant	Fund Name	Ticker	Series ID	Number
111	Nuveen AMT-Free Municipal Value Fund	Nuveen AMT-Free Municipal Value Fund	NUW	0001450445	811-22253
112	Nuveen Arizona Premium Income Municipal Fund	Nuveen Arizona Premium Income Municipal Fund	NAZ	0000892992	811-07278
113	Nuveen Build America Bond Fund	Nuveen Build America Bond Fund	NBB	0001478888	811-22391
114	Nuveen Build America Bond Opportunity Fund	Nuveen Build America Bond Opportunity Fund	NBD	0001493523	811-22425
115	Nuveen California AMT-Free Municipal Income Fund	Nuveen California AMT-Free Municipal Income Fund	NKX	0001195738	811-21212
116	Nuveen California Dividend Advantage Municipal Fund	Nuveen California Dividend Advantage Municipal Fund	NAC	0001074952	811-09161
117	Nuveen California Dividend Advantage Municipal Fund 2	Nuveen California Dividend Advantage Municipal Fund 2	NVX	0001127706	811-10197
118	Nuveen California Dividend Advantage Municipal Fund 3	Nuveen California Dividend Advantage Municipal Fund 3	NZH	0001137888	811-10347
119	Nuveen California Municipal Value Fund 2	Nuveen California Municipal Value Fund 2	NCB	0001454979	811-22272
120	Nuveen California Municipal Value Fund, Inc.	Nuveen California Municipal Value Fund, Inc.	NCA	0000818851	811-05235
121	Nuveen California Select Tax-Free Income Portfolio	Nuveen California Select Tax-Free Income Portfolio	NXC	0000885732	811-06623
122	Nuveen Connecticut Premium Income Municipal Fund	Nuveen Connecticut Premium Income Municipal Fund	NTC	0000899752	811-07606
123	Nuveen Core Equity Alpha Fund	Nuveen Core Equity Alpha Fund	JCE	0001385763	811-22003
124	Nuveen Credit Strategies Income Fund	Nuveen Credit Strategies Income Fund	JQC	0001227476	811-21333
125	Nuveen Diversified Dividend and Income Fund	Nuveen Diversified Dividend and Income Fund	JDD	0001255821	811-21407
126	Nuveen Dividend Advantage Municipal Fund	Nuveen Dividend Advantage Municipal Fund	NAD	0001083839	811-09297
127	Nuveen Dividend Advantage Municipal Fund 2	Nuveen Dividend Advantage Municipal Fund 2	NXZ	0001131062	811-10255
128	Nuveen Dividend Advantage Municipal Fund 3	Nuveen Dividend Advantage Municipal Fund 3	NZF	0001137887	811-10345
129	Nuveen Dividend Advantage Municipal Income Fund	Nuveen Dividend Advantage Municipal Income Fund	NVG	0001090116	811-09475
130	Nuveen DOWSM Dynamic Overwrite Fund	Nuveen DOWSM Dynamic Overwrite Fund	DIAX	0001608742	811-22970
131	Nuveen Energy MLP Total Return Fund	Nuveen Energy MLP Total Return Fund	JMF	0001502711	811-22482
132	Nuveen Enhanced Municipal Value Fund	Nuveen Enhanced Municipal Value Fund	NEV	0001469392	811-22323
133	Nuveen S&P 500 Dynamic Overwrite Fund	Nuveen S&P 500 Dynamic Overwrite Fund	SPXX	0001338561	811-21809
134	Nuveen S&P 500 Buy-Write Income Fund	Nuveen S&P 500 Buy-Write Income Fund	BXMX	0001298699	811-21619
135	Nuveen Flexible Investment Income Fund	Nuveen Flexible Investment Income Fund	JPW	0001573312	811-22820
136	Nuveen Floating Rate Income Fund	Nuveen Floating Rate Income Fund	JFR	0001276533	811-21494
137	Nuveen Floating Rate Income Opportunity Fund	Nuveen Floating Rate Income Opportunity Fund	JRO	0001289213	811-21579
138	Nuveen Georgia Dividend Advantage Municipal Fund 2	Nuveen Georgia Dividend Advantage Municipal Fund 2	NKG	0001177219	811-21152
139	Nuveen Global Equity Income Fund	Nuveen Global Equity Income Fund	JGV	0001363421	811-21903
140	Nuveen Global High Income Fund	Nuveen Global High Income Fund	JGH	0001615905	811-22988
141	Nuveen Intermediate Duration Municipal Term Fund	Nuveen Intermediate Duration Municipal Term Fund	NID	0001557915	811-22752
142	Nuveen Intermediate Duration Quality Municipal Term Fund	Nuveen Intermediate Duration Quality Municipal Term Fund	NIQ	0001564584	811-22779
143	Nuveen Investment Quality Municipal Fund, Inc.	Nuveen Investment Quality Municipal Fund, Inc.	NQM	0000862716	811-06091
144	Nuveen Maryland Premium Income Municipal Fund	Nuveen Maryland Premium Income Municipal Fund	NMY	0000897424	811-07486
145	Nuveen Massachusetts Premium Income Municipal Fund	Nuveen Massachusetts Premium Income Municipal Fund	NMT	0000897419	811-07484
146	Nuveen Michigan Quality Income Municipal Fund	Nuveen Michigan Quality Income Municipal Fund	NUM	0000878198	811-06383
147	Nuveen Minnesota Municipal Income Fund	Nuveen Minnesota Municipal Income Fund	NMS	0001607997	811-22967
148	Nuveen Missouri Premium Income Municipal Fund	Nuveen Missouri Premium Income Municipal Fund	NOM	0000899782	811-07616
149	Nuveen Mortgage Opportunity Term Fund	Nuveen Mortgage Opportunity Term Fund	JLS	0001472215	811-22329
150	Nuveen Mortgage Opportunity Term Fund 2	Nuveen Mortgage Opportunity Term Fund 2	JMT	0001479238	811-22374
151	Nuveen Multi-Market Income Fund*	Nuveen Multi-Market Income Fund*	JMM	0000838131	811-05642
152	Nuveen Municipal Advantage Fund, Inc.	Nuveen Municipal Advantage Fund, Inc.	NMA	0000857361	811-05957
153	Nuveen Municipal High Income Opportunity Fund	Nuveen Municipal High Income Opportunity Fund	NMZ	0001266585	811-21449
154	Nuveen Municipal Income Fund, Inc.	Nuveen Municipal Income Fund, Inc.	NMI	0000830271	811-05488
155	Nuveen Municipal Market Opportunity Fund, Inc.	Nuveen Municipal Market Opportunity Fund, Inc.	NMO	0000860188	811-06040
156	Nuveen Municipal Opportunity Fund, Inc.	Nuveen Municipal Opportunity Fund, Inc.	NIO	0000878242	811-06379
157	Nuveen Municipal Value Fund, Inc.	Nuveen Municipal Value Fund, Inc.	NUV	0000812801	811-05120
158	Nuveen NASDAQ 100 Dynamic Overwrite Fund	Nuveen NASDAQ 100 Dynamic Overwrite Fund	QQQX	0001608741	811-22971
159	Nuveen New Jersey Dividend Advantage Municipal Fund	Nuveen New Jersey Dividend Advantage Municipal Fund	NXJ	0001087786	811-09455
160	Nuveen New Jersey Municipal Value Fund	Nuveen New Jersey Municipal Value Fund	NJV	0001454980	811-22274
161	Nuveen New York AMT-Free Municipal Income Fund	Nuveen New York AMT-Free Municipal Income Fund	NRK	0001195739	811-21211
162	Nuveen New York Dividend Advantage Municipal Fund	Nuveen New York Dividend Advantage Municipal Fund	NAN	0001074769	811-09135
163	Nuveen New York Municipal Value Fund 2	Nuveen New York Municipal Value Fund 2	NYV	0001454981	811-22271
164	Nuveen New York Municipal Value Fund, Inc.	Nuveen New York Municipal Value Fund, Inc.	NNY	0000818850	811-05238
165	Nuveen New York Select Tax-Free Income Portfolio	Nuveen New York Select Tax-Free Income Portfolio	NXN	0000885731	811-06624

Appendix A (continued)

				CIK or	SEC File
	Registrant	Fund Name	Ticker	Series ID	Number
166	Nuveen North Carolina Premium Income Municipal Fund	Nuveen North Carolina Premium Income Municipal Fund	NNC	0000899761	811-07608
167	Nuveen Ohio Quality Income Municipal Fund	Nuveen Ohio Quality Income Municipal Fund	NUO	0000878200	811-06385
168	Nuveen Pennsylvania Investment Quality Municipal Fund	Nuveen Pennsylvania Investment Quality Municipal Fund	NQP	0000870780	811-06265
169	Nuveen Pennsylvania Municipal Value Fund	Nuveen Pennsylvania Municipal Value Fund	NPN	0001454978	811-22273
170	Nuveen Performance Plus Municipal Fund, Inc.	Nuveen Performance Plus Municipal Fund, Inc.	NPP	0000849998	811-05809
171	Nuveen Preferred and Income Term Fund	Nuveen Preferred and Income Term Fund	JPI	0001547994	811-22699
172	Nuveen Preferred Income Opportunities Fund	Nuveen Preferred Income Opportunities Fund	JPC	0001216583	811-21293
173	Nuveen Premier Municipal Income Fund, Inc.	Nuveen Premier Municipal Income Fund, Inc.	NPF	0000880845	811-06456
174	Nuveen Premium Income Municipal Fund 2, Inc.	Nuveen Premium Income Municipal Fund 2, Inc.	NPM	0000885734	811-06621
175	Nuveen Premium Income Municipal Fund 4, Inc.	Nuveen Premium Income Municipal Fund 4, Inc.	NPT	0000896061	811-07432
176	Nuveen Premium Income Municipal Fund, Inc.	Nuveen Premium Income Municipal Fund, Inc.	NPI	0000833251	811-05570
177	Nuveen Quality Income Municipal Fund, Inc.	Nuveen Quality Income Municipal Fund, Inc.	NQU	0000874506	811-06303
178	Nuveen Quality Municipal Fund, Inc.	Nuveen Quality Municipal Fund, Inc.	NQI	0000869405	811-06206
179	Nuveen Quality Preferred Income Fund	Nuveen Quality Preferred Income Fund	JTP	0001172168	811-21082
180	Nuveen Quality Preferred Income Fund 2	Nuveen Quality Preferred Income Fund 2	JPS	0001176433	811-21137
181	Nuveen Quality Preferred Income Fund 3	Nuveen Quality Preferred Income Fund 3	JHP	0001200446	811-21242
182	Nuveen Real Asset Income and Growth Fund	Nuveen Real Asset Income and Growth Fund	JRI	0001539337	811-22658
183	Nuveen Real Estate Income Fund	Nuveen Real Estate Income Fund	JRS	0001158289	811-10491
184	Nuveen Select Maturities Municipal Fund	Nuveen Select Maturities Municipal Fund	NIM	0000890119	811-07056
185	Nuveen Select Quality Municipal Fund, Inc.	Nuveen Select Quality Municipal Fund, Inc.	NQS	0000872064	811-06240
186	Nuveen Select Tax-Free Income Portfolio	Nuveen Select Tax-Free Income Portfolio	NXP	0000883618	811-06548
187	Nuveen Select Tax-Free Income Portfolio 2	Nuveen Select Tax-Free Income Portfolio 2	NXQ	0000885733	811-06622
188	Nuveen Select Tax-Free Income Portfolio 3	Nuveen Select Tax-Free Income Portfolio 3	NXR	0000888411	811-06693
189	Nuveen Senior Income Fund	Nuveen Senior Income Fund	NSL	0001093428	811-09571
190	Nuveen Short Duration Credit Opportunities Fund	Nuveen Short Duration Credit Opportunities Fund	JSD	0001509253	811-22518
191	Nuveen Tax-Advantaged Dividend Growth Fund	Nuveen Tax-Advantaged Dividend Growth Fund	JTD	0001397173	811-22058
192	Nuveen Tax-Advantaged Total Return Strategy Fund	Nuveen Tax-Advantaged Total Return Strategy Fund	JTA	0001265708	811-21471
193	Nuveen Texas Quality Income Municipal Fund	Nuveen Texas Quality Income Municipal Fund	NTX	0000878201	811-06384
194	Nuveen Virginia Premium Income Municipal Fund	Nuveen Virginia Premium Income Municipal Fund	NPV	0000897421	811-07490